Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Earnings:
Pretax income	$74,045	$91,735	$256,652	$225,009
Add fixed charges as adjusted (from below)	46,415	46,139	137,123	142,944
	$120,460	$137,874	$393,775	$367,953
Fixed charges:
Interest expense:
Corporate	$41,565	$40,989	$122,621	$128,243
Amortization of deferred financing costs	2,356	2,387	7,221	6,436
Portion of rent representative of interest	2,494	2,763	7,281	8,265
Fixed charges	$46,415	$46,139	$137,123	$142,944
Ratio (earnings divided by fixed charges)	2.60	2.99	2.87	2.57